

SED
APR 1 2007
THOMSON
FINANCIAL




07005185

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

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| SEC FILE NUMBER |
|---|
| 8- .41342 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM / DD / YY) AND ENDING 12/31/06 (MM / DD / YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Barclays Capital Inc

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

200 Park Avenue
(No. and Street)

New York (City) New York (State) 10166 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Pritesh Pankhania (212) 412-2426
(Area Code – Telephone Number)

PROCESSED
APR 17 2007
THOMSON
FINANCIAL

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCooper LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 14 2007
WASH, D.C.
199

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, Pritesh Pankhania, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barclays Capital Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_______________

_______________

_______________

Signature

Chief Financial Officer
Title

Notary Public

ROBERT L. CORDELL II
NOTARY PUBLIC, State of New York
No. 02CO6057869
Qualified in New York County
Commission Expires July 31, 20 10

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Statement of Cash Flows

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Barclays Capital Inc. and Subsidiaries

## Consolidated Statement of Financial Condition

## December 31, 2006

# Barclays Capital Inc. and Subsidiaries
## Index
## December 31, 2006

Page(s)



**PricewaterhouseCoopers LLP**
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

## Report of Independent Auditors

To the Board of Directors and Stockholder of
Barclays Capital Inc. and Subsidiaries

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Barclays Capital Inc. and Subsidiaries at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 12, 2007

## Barclays Capital Inc. and Subsidiaries
### Consolidated Statement of Financial Condition
### December 31, 2006

*(in thousands of dollars)*

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 185,658 |
| Cash and securities segregated in compliance with federal and other regulations | | 4,567,325 |
| Receivables from brokers, dealers and clearing organizations | | 4,317,540 |
| Receivables from customers | | 2,175,148 |
| Securities purchased under agreements to resell | | 89,252,590 |
| Securities borrowed | | 78,282,702 |
| Securities owned, at fair value | | 41,982,931 |
| Securities owned, pledged to counterparties, at fair value | | 14,478,568 |
| Accrued interest and dividend receivables | | 636,866 |
| Exchange memberships - at cost (market value $8,876) | | 5,604 |
| Other assets | | 137,726 |
| Total assets | $ | 236,022,658 |
| **Liabilities and Stockholder's Equity** | | |
| Securities sold under agreements to repurchase | $ | 158,020,246 |
| Securities loaned | | 37,395,903 |
| Short-term borrowings | | 3,677,294 |
| Payables to brokers, dealers and clearing organizations | | 4,576,982 |
| Payables to customers | | 5,554,993 |
| Securities sold, but not yet purchased, at fair value | | 23,916,142 |
| Accrued interest and dividend payables | | 453,048 |
| Other liabilities | | 493,485 |
| Total liabilities | | 234,088,093 |
| Commitments and contingencies (see Note 13) | | |
| Stockholder's equity | | 1,934,565 |
| Total liabilities and stockholder's equity | $ | 236,022,658 |

The accompanying notes are an integral part of this consolidated statement of financial condition.

## 1. Organization

The consolidated statement of financial condition include the accounts of Barclays Capital Inc. and its wholly-owned subsidiaries, Barclays Business Credit LLC ("BBC") and Arinagour Investments LLC ("Arinagour" and, together with BBC, the "Subsidiaries").

Barclays Capital Inc. (the "Company") is a registered securities broker-dealer and futures commission merchant ("FCM"). The Company is headquartered in New York, with registered domestic branch offices in Boston, Chicago, Miami and San Francisco. The Company's client base includes money managers, insurance companies, pension funds, hedge funds, depository institutions, corporations, trust banks, money market and mutual funds, domestic and international governmental agencies, official institutions and central banks. The Company is ultimately wholly owned by Barclays Bank PLC ("BBPLC"), an English company.

The Company is the BBPLC's "4(k)(4)(E)" securities subsidiary under the Bank Holding Company Act, which permits it to engage in securities underwriting, dealing, or market-making activities. The Company's activities include transactions in asset-backed securities, agency mortgage-backed securities, international debt securities, and other corporate related securities and securities lending. The Company is also a primary dealer in U.S. government securities.

BBC engages in the leveraged lease financing business and provides hedges through interest rate swaps to the Company. BBC also manages a lease portfolio.

Arinagour was established to engage in a structured credit market transaction to provide funding to investors.

## 2. Significant Accounting Policies

### Basis of Presentation

This consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Material intercompany balances and transactions are eliminated in consolidation. The U.S. Dollar is the functional currency of the Company. For purposes of comparability, certain amounts in the prior period have been reclassified to conform to current period presentation.

### Securities Transactions

Transactions in securities and related revenues and expenses are recorded on a trade date basis. Securities owned, securities sold, but not yet purchased, financial futures and options on financial futures are valued at fair value. Forward contracts and swaps are valued at estimated fair value. The amounts representing the unrealized valuation gains and losses on derivative financial instruments are reflected in the consolidated statement of financial condition in receivables from and payables to brokers, dealers and clearing organizations.

### Securities Purchased/Sold Under Agreements to Resell/Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase, which are treated as collateralized financings for financial statement purposes, are carried at the amounts at which the securities will subsequently be returned, plus accrued interest, which approximates fair value. Securities purchased under agreements to resell transactions require the Company to deposit cash with the lender and to take possession of the securities. With respect to securities sold under agreements to repurchase, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities sold. The

Company monitors the market value of securities purchased and sold on a daily basis, with additional collateral obtained or refunded as necessary.

The Company offsets securities purchased under agreements to resell and securities sold under agreements to repurchase with the same counterparty to the extent they are executed under legally enforceable netting agreements that meet the accounting requirements of right of offset.

**Securities Borrowed/Loaned**
Securities borrowed and securities loaned, which are treated as collateralized financings for financial statement purposes, are carried at the amounts at which the securities will subsequently be returned, plus accrued interest, which approximates fair value. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

**Receivables From/Payables to Brokers, Dealers and Clearing Organizations**
Receivables from/payables to brokers, dealers and clearing organizations consist primarily of margin balances, deposits at clearing organizations and amounts related to the settlement of unsettled securities trades.

**Provision for Lease Losses**
BBC performs an annual impairment analysis on the outstanding leases. BBC maintains a loss provision based on adverse situations that may affect the counterparties' ability to repay and other relevant factors. This evaluation is inherently subjective as it may require material estimates including the amount and timing of future cash flows expected to be received and may be susceptible to significant change.

**Income Taxes**
The results of operations of the Company and its Subsidiaries are included in the federal consolidated income tax return of Barclays Group US Inc. ("BGUS"). The Company and its Subsidiaries also file state income tax returns in Massachusetts, Pennsylvania, Illinois, Florida, and Connecticut, and are included in a California unitary tax return and combined New York State and New York City returns with affiliated companies. The Company has an intercompany tax sharing agreement under which it computes and settles its income tax benefit/liability.

**Cash and Cash Equivalents**
Cash and cash equivalents consists of cash and highly liquid investments with original maturities of generally less than three months.

**Use of Estimates**
The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

**New Accounting Pronouncements**

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 48, Accounting for Uncertainty in Income Taxes an Interpretation of Statement of Financial Accounting Standards ("SFAS") No. 109. FIN No. 48 requires that the Company determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold the position is measured to the amount of benefit or liability to be recognized in the financial statements. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Company's management does not believe that the adoption of this interpretation will have a material effect on the consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". SFAS No. 157 clarifies that fair value is an exit price, representing the amount that would be exchanged to sell an asset or transfer a liability in an orderly transaction between market participants. SFAS No. 157 nullifies the consensus reached in Emerging Issues Task Force ("EITF") Issue No. 02-3 prohibiting the recognition of day one gain or loss on derivative contracts (and hybrid instruments measured at fair value under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as modified by SFAS No. 155) where the Company cannot verify all of the significant model inputs to observable market data and verify the model to market transactions. However, SFAS No. 157 requires that a fair value measurement technique include an adjustment for risks inherent in a particular valuation technique (such as pricing model) and/or the risks inherent in the inputs to the model, if market participants would also include such an adjustment. In addition, SFAS No. 157 prohibits the recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market. The provisions of SFAS No. 157 are to be applied prospectively, except for changes in fair value measurements that result from the initial application of SFAS No. 157 to existing derivative financial instruments measured under EITF Issue No. 02-3. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company's management does not believe that the adoption of this statement will have a material effect on the consolidated financial statements.

In September 2006, the FASB issued and the Company adopted, SFAS No. 158, "Employers Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of SFAS No. 87, 88, 106 and 132-R". SFAS No. 158 requires an entity to recognize in its statement of financial condition the funded status of its defined benefit pension and postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. SFAS No. 158 also requires an entity to recognize changes in the funded status of a defined benefit pension and postretirement plan within accumulated other comprehensive income, net of tax, to the extent such changes are not recognized in earnings as components of periodic net benefit cost. Adoption of this standard did not have a material effect on the consolidated financial statements.

In the first quarter of 2006, the Company adopted SFAS No. 123-R, "Share-Based Payment," which is a revision to SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS No. 123-R focuses primarily on accounting for a transaction in which an entity obtains employee services in exchange for share-based payments. Under SFAS No. 123-R, the cost of employee services received in exchange for an award of equity instruments is generally measured based on the grant-date fair value of the award. Under SFAS No. 123-R, share-based awards that do not require future service (i.e., vested awards) are expensed immediately. Share-based employee awards that require future service are amortized over the relevant service period. The Company adopted SFAS No. 123-R under the modified prospective adoption method. Under that method of adoption, the provisions of SFAS No. 123-R are generally applied only to share-based awards granted

subsequent to adoption and the unvested portion of awards existing at the date of adoption. The accounting treatment of share-based awards granted to retirement-eligible employees prior to the Company's adoption of SFAS No. 123-R has not changed and financial statements for periods prior to adoption are not restated for the effects of adopting SFAS No. 123-R. Adoption of this standard did not have a material effect on the consolidated financial statements.

## 3. Cash and Securities Segregated in Compliance with Federal and Other Regulations

Cash of $1,891,566,000 is segregated under the Commodity Exchange Act.

Additionally, cash of $2,000,000,000 and U.S. government securities with a market value of $675,759,000 are segregated in special reserve bank accounts under Rule 15c3-3 of the Securities and Exchange Commission Act and in accordance with the reserve requirement for Proprietary Accounts for Introducing Broker-Dealers ("PAIB") (see Note 18).

## 4. Securities Owned and Securities Sold, but not yet Purchased, at Fair Value

Securities owned and securities sold, but not yet purchased, as reported on the consolidated statement of financial condition at December 31, 2006 consist of trading securities at fair value as follows (in thousands):

| | Securities Owned | Securities Sold, but not yet Purchased |
|---|---|---|
| United States government and agency obligations | $ 17,492,451 | $ 22,032,717 |
| Mortgage-backed securities | 17,708,527 | 34,026 |
| Corporate securities | 4,046,301 | 1,848,967 |
| Asset-backed securities | 2,198,586 | - |
| Equity securities | 537,066 | 432 |
| | $ 41,982,931 | $ 23,916,142 |

Securities sold, but not yet purchased, represent obligations of the Company to deliver a specified security at a contracted price, thereby creating a liability to purchase that security at current market prices. The Company has recorded this liability in the consolidated statement of financial condition as of December 31, 2006 at fair value. However, these transactions may result in market risk if the market price of the securities increases subsequent to December 31, 2006. The Company seeks to limit this risk by holding offsetting securities positions or other financial instruments.

## 5. Securities Owned, Pledged to Counterparties, at Fair Value

Securities owned, pledged to counterparties, as reported on the consolidated statement of financial condition as of December 31, 2006, consist of trading securities at fair value as follows (in thousands):

| | |
|---|---|
| United States government and agency obligations | $ 14,469,941 |
| Corporate securities | 8,627 |
| | $ 14,478,568 |

## 6. Other Assets

At December 31, 2006, other assets primarily consist of leases managed by BBC totaling $41,482,000, net of provisions of $2,491,000. The remaining balance in other assets is primarily related to income tax receivables and prepaid expenses.

## 7. Income Taxes

At December 31, 2006, the Company recorded $14,806,000 of net deferred tax assets which represents an allocation of the consolidated deferred tax asset recorded on the consolidated financial statements of BGUS. This balance is comprised of deferred tax assets of $141,139,000 resulting from temporary differences primarily related to deferred compensation and other accruals and reserves. These deferred tax assets were offset by deferred tax liabilities of $69,612,000 resulting primarily from the book versus tax differences in the accounting for leases and future taxable income anticipated as a result of a change in methodology for tax return purposes. Leased assets are accounted for as a lease receivable with lease amortization income under SFAS No. 13, "Accounting for Leases". For tax purposes, the leased assets are reported as fixed assets with associated rental income. The Company also has recorded a valuation allowance of $56,721,000 at December 31, 2006, a reduction of $42,995,000 during the year. This allowance was recorded for the portion of the deferred tax asset for which the Company believes it is not more likely than not that the asset will be realized.

## 8. Short-Term Borrowings

At December 31, 2006, short-term borrowings consist of loans payable to affiliates plus accrued interest of $3,379,494,000 and loans payable to a third party of $297,800,000. The loans from affiliates bear interest at rates based upon the London Interbank Offered Rate ("LIBOR") while the loans from a third party bear interest at rates based upon the current Federal Funds rate.

## 9. Subordinated Debt

At December 31, 2006, the Company had no balance outstanding for subordinated debt from BBPLC. During 2006, the Company converted $487,000,000 of subordinated debt into equity capital.

The Company also has a subordinated revolving line of credit with BBPLC for $400,000,000, which will expire in June 2009. At December 31, 2006, there were no advances outstanding.

## 10. Transactions With Affiliated Companies

The Company enters into securities transactions with affiliates. At December 31, 2006, the following balances with such affiliates were included in the consolidated statement of financial condition in the following line items (in thousands):

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 144,283 |
| Cash and securities segregated in compliance with federal and other regulations | | 2,993 |
| Receivables from brokers, dealers and clearing organizations | | 2,200,733 |
| Receivables from customers | | 129,554 |
| Securities purchased under agreements to resell | | 56,574,159 |
| Securities borrowed | | 2,792,878 |
| Accrued interest and dividend receivables | | 15,143 |
| Securities sold under agreements to repurchase | | 93,479,756 |
| Securities loaned | | 33,175,530 |
| Short-term borrowings | | 3,379,494 |
| Payables to brokers, dealers and clearing organizations | | 2,338,080 |
| Payables to customers | | 982,615 |
| Accrued interest and dividend payables | | 1,567 |

Affiliates provide substantially all operational, front office, and support services to the Company and its Subsidiaries under service agreements. Additionally, the Company performs services for affiliates.

## 11. Benefit Plans

**Pension Plan**
The Company and its Subsidiaries provide pension benefits for eligible employees through a defined benefit pension plan of an affiliate. Substantially all employees participate in the pension plan on a non-contributing basis, and are fully vested after five years of service. The Company makes contributions to the plan based upon the minimum funding standards under the Internal Revenue Code.

The following sets forth the plan's information at December 31, 2006 (in thousands):

| **Funded Status af Year End** | | |
|---|---|---|
| Projected benefit obligation | $ | (39,775) |
| Fair value of plan assets | | 35,904 |
| Funded status at year end | $ | (3,871) |

| **Reconciliation of Prepaid Benefit Cost** | | |
|---|---|---|
| Prepaid at beginning of year | $ | 908 |
| Net periodic benefit cost | | (1,876) |
| Employer contribution | | 631 |
| Amount recognized in AOCI | | (3,182) |
| Transfer of unrecognized amounts | | (352) |
| Net balance sheet liability at end of year | $ | (3,871) |

The straight-line method of amortization is used for the prior service cost and unrecognized gains and losses.

| **Weighted-average assumptions used to determine projected benefit obligations at December 31, 2006** | |
|---|---|
| Discount rate | 6.00% |
| Rate of compensation increase | 4.50% |

The expected rate of return of plan assets for 2007 is 6.91%. This rate of return on assets is determined by calculating a total fund return estimate based on a weighted average of estimated returns for each asset class. Asset class returns are estimated using current and projected economic and market factors such as real rate of returns, inflation, credit spreads, equity risk premiums and excess return expectations.

**Plan Assets**
Weighted-average asset allocation at December 31, 2006 and target for 2007 by asset category are as follows:

| | |
|---|---|
| Equity securities | 60% |
| Debt securities | 38% |
| Other | 2% |
| | 100% |

| **Asset category** | **Target 2007** |
|---|---|
| Equity securities | 50-70% |
| Debt securities | 30-50% |
| Real estate | 0-10% |
| Other | 0-10% |

| **Additional Information for Plans with a Projected Benefit Obligation ("PBO")/ Accumulated Benefit Obligation ("ABO") in Excess of Plan Assets** | |
|---|---|
| Projected benefit obligation | $ 39,775 |
| Accumulated benefit obligation | 37,182 |
| Fair value of assets | 35,904 |

The Company's pension fund investment strategy is to invest in a prudent manner for the exclusive purpose of providing benefits to participants. A well defined internal structure has been established to develop and implement a risk-controlled investment strategy that is targeted to produce a total return that, when combined with the Company's contributions to the fund, will maintain the funds ability to meet all required benefit obligations. Risk is controlled through diversification of asset types and investments in domestic and international equities and fixed income.

The Company does not expect to make contributions in 2007.

| **Additional Information - Consolidated Statement of Financial Condition Entries Under Prior Rules** | | |
|---|---|---|
| *Consolidated statement of financial condition prior to deferred tax adjustments* | | |
| Accrued as of end of year | $ | (689) |
| Additional minimum liability | | (3,000) |
| AOCI using prior rules | | 3,000 |
| AOCI using new rules | | 3,182 |
| **Additional Information - Impact of SFAS No. 158 Pre-Tax** | | |
| *Before application of SFAS No. 158* | | |
| Assets | | |
| Prepaid cost | $ | (689) |
| Liabilities and stockholder's equity | | |
| Liability for benefits | $ | (3,000) |
| AOCI | | 3,000 |
| *Adjustments* | | |
| Assets | | |
| Prepaid cost | $ | 689 |
| Liabilities and stockholder's equity | | |
| Liability for benefits | $ | (871) |
| AOCI | | 182 |
| *After application of SFAS No. 158* | | |
| Liabilities and stockholder's equity | | |
| Liability for benefits | $ | (3,871) |
| AOCI | | 3,182 |
| **Amounts Recognized in Consolidated Statement of Financial Condition** | | |
| Noncurrent liabilities | $ | (3,871) |

**401(k) Contribution Plan**
The Company has adopted the Barclays Bank PLC Thrift Savings Plan (referred to as the "401(k) Plan") effective January 1, 1980. Once an eligible employee is hired, they are given the opportunity to participate in the 401(k) Plan immediately or during the annual enrollment period. Employees who formally elect to participate may elect contributions of up to 12% of their base pay to be contributed to the plan each pay period, subject to Internal Revenue Service limits. The Company matches the first 6% of the employee contributions to the 401(k) Plan each pay period based on the employee annualized earnings on the date of the match.

**Postretirement**
The Company follows SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions", which requires the recognition of postretirement benefit costs on an accrual basis over the active working lives of employees, rather than on a cash basis. Only employees hired as of April 1, 1997 are eligible for postretirement benefits.

## 12. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of its business, the Company enters into transactions involving financial instruments with off-balance-sheet risk in order to meet financing and hedging needs of customers and to reduce the Company's own exposure to market and interest rate risk in connection with proprietary trading activities. These financial instruments include forward and futures contracts, options on futures contracts and interest rate swaps. Each of these financial instruments contains varying degrees of off-balance-sheet risk as changes in the fair values of the financial instruments subsequent to December 31, 2006 may, in certain circumstances, be in excess of the amounts recognized in the consolidated statement of financial condition. The Company is also at risk from the potential inability of counterparties to perform under the terms of the contracts.

In the normal course of business, the Company enters into securities sales transactions as principal. If the securities subject to such transactions are not in the possession of the Company (for example, securities loaned to other brokers or dealers, used as collateral for bank loans, or failed to receive), the Company may incur a loss if the security the Company is obligated to deliver is not received and the market value has increased over the contract amount of the sale transaction.

The Company also executes customer transactions in commodity futures contracts (including options on futures), all of which are transacted on a margin basis subject to individual exchange regulations. These transactions may expose the Company to off-balance-sheet risk in the event margin deposits are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the normal course of business, the Company may pledge or deliver customer or other counterparty securities as collateral in support of various financing sources such as bank loans, securities loaned and repurchase agreements. Additionally, the Company pledges customer securities as collateral to satisfy margin deposits of various exchanges. In the event the counterparty is unable to meet its contracted obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at current market prices in order to return them to the owner.

## 13. Collateral, Commitments and Contingencies

At December 31, 2006, the approximate market values of collateral received that can be resold or repledged by the Company, excluding the impact of FIN 41, were (in thousands):

| **Sources of collateral** | |
|---|---|
| Securities purchased under agreements to resell | $ 123,163,345 |
| Securities received from securities borrowed transactions | 79,528,283 |
| Customers' securities | 2,448,908 |
| | $ 205,140,536 |

At December 31, 2006, the approximate market values of collateral received that were resold or repledged by the Company, excluding the impact of FIN 41, were (in thousands):

| **Uses of collateral** | |
|---|---|
| Securities sold under agreements to repurchase | $ 77,228,547 |
| Securities loaned | 34,494,659 |
| | $ 111,723,206 |

At December 31, 2006, the Company had unused lines of credit of $3,238,441,000 with an affiliate and $297,200,000 with non-affiliated banks.

In addition, the Company has pledged $70,394,283,000 of securities collateral, under tri-party agreements, which cannot be resold or repledged by the counterparty.

The Company has $20,233,000 of cash and $1,155,314,000 of its own securities owned on deposit with clearing organizations for trades' facilitation purposes. These securities cannot be resold or repledged by the counterparty.

At December 31, 2006, the Company has committed $3,523,756,000 on forward starting repurchase trades.

At December 31, 2006, the Company was obligated under a non-cancelable lease for office space, which will expire on May 31, 2009.

BBPLC, its parent Barclays PLC and some of their subsidiaries (collectively "Barclays") have for some time been party to proceedings, including a class action, in the United States against a number of defendants following the collapse of Enron; the class action claim is commonly known as the Newby litigation. On July 20, 2006 Barclays received an Order from the United States District Court for the Southern District of Texas Houston Division (the "Court") which dismissed the claims against Barclays PLC, BBPLC and the Company in the Newby litigation. On December 4, 2006, the Court stayed Barclays' dismissal from the proceedings and allowed the plaintiffs to file a supplemental complaint. The Court will consider the plaintiffs' supplemental complaint in connection with consideration of a summary judgment motion filed by Barclays.

Barclays considers that the Enron claims against it are without merit and is defending them vigorously. It is not possible to estimate Barclays' possible loss in relation to these matters, nor the effect that they might have upon operating results in any particular financial period.

Barclays has been in negotiations with the staff of the U.S. Securities and Exchange commission (the "Commission") with respect to a settlement of the Commission's investigations of transactions between Barclays and Enron. Barclays does not expect that the amount of any settlement with the Commission would have a significant adverse effect on its financial position or operating results.

On November 3, 2006, Barclays announced that it had reached a settlement in principle with Enron in the Enron bankruptcy proceedings. A settlement agreement was signed on November 30, 2006 and became effective on January 3, 2007. The settlement will have no impact on Barclays' earnings as an adequate provision had already been made for the likely cost in prior periods, and in reaching the settlement Barclays has denied any wrong-doing or liability.

Barclays is engaged in various other litigation proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it which arise in the ordinary course of business. Barclays does not expect the ultimate resolution of any of the proceedings to which Barclays is party to have a significant adverse effect on the

financial position of Barclays and Barclays has not disclosed the contingent liabilities associated with these claims either because they cannot reasonably be estimated or because such disclosure could be prejudicial to the conduct of the claims.

The Company itself is involved in a number of judicial and arbitration matters arising in connection with the conduct of its business, including some proceedings related to Enron. The Company's management believes, based on currently available information, that the results of such proceedings will not have a significant adverse effect on the financial condition of the Company.

## 14. Guarantees

In the ordinary course of its business, the Company indemnifies certain service providers, such as clearing and custody agents, trustees and administrators against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. In addition, the Company is a member of payment, clearing and settlement networks as well as securities exchanges around the world that may require the Company to meet the obligations of such networks and exchanges in the event of member defaults. In connection with its prime brokerage and clearing businesses, the Company may agree to clear and settle on behalf of its clients the transactions entered into by them with other brokerage firms. The Company's obligations in respect of such transactions are secured by the assets in the client's account as well as any proceeds received from the transactions cleared and settled by the Company on behalf of the client. The Company is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the Company will have to make material payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the consolidated statement of financial condition as of December 31, 2006.

## 15. Concentration of Credit Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities. The Company's securities transactions both as principal and as agent, on behalf of investors, are executed with institutions, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, hedge funds and other financial institutions. In the event that counterparties to transactions do not fulfill their obligations, the Company may be exposed to credit risk. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations can be directly affected by volatile trading markets and/or the extent to which such obligations are unsecured.

The Company's policy is to monitor its customer and counterparty risk through the use of a variety of credit exposure and market exposure reporting and control procedures, including marking to market securities and collateral and requiring adjustments of collateral levels as considered appropriate. In addition, the Company has a policy of reviewing the credit standing of each counterparty and customer with whom it conducts business as considered necessary.

## 16. Estimated Fair Value of Financial and Derivative Instruments

The Company's securities owned and securities sold, but not yet purchased are carried at fair value. The fair value is generally obtained from quoted market prices in active markets, broker or dealer price quotations, or alternative pricing sources with reasonable levels of price transparency. Additionally, derivative financial instruments are carried at estimated fair value and the unrealized

gains/losses associated with these positions are recorded in the consolidated statement of financial condition.

The Company estimates that the aggregate fair value of other financial instruments recognized on the consolidated statement of financial condition (including cash and cash equivalents, securities segregated in compliance with federal and other regulations, securities purchased under agreements to resell and securities sold under agreements to repurchase, securities borrowed, securities loaned, receivables and payables, certain other assets and other liabilities, and short-term debt) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing.

Receivables from brokers, dealers and clearing organizations and payables to brokers, dealers and clearing organizations include $407,148,000 and $410,731,000, respectively, representing the fair value of derivative financial instruments.

## 17. Share Based Compensation

BBPLC operates share schemes for employees throughout the world, including the employees of the Company. Shares under these schemes are held by a trust and will be vested when vesting conditions are met. Where the costs of these bonus schemes are incurred by the Company, the Company will fund the costs in cash. Liabilities are recorded by the trust. The main current schemes from which the Company's employees benefit are as follows:

**Executive Share Award Scheme ("ESAS")**
For certain employees of the Company an element of their annual bonus is in the form of a deferred award of a provisional allocation of BBPLC shares under ESAS. The total value of the bonus made to the employee of which ESAS is an element is dependent upon the business unit, BBPLC and individual employee performance. The ESAS element of the annual bonus must be held for at least three years and is subject to potential forfeit if the individual resigns and commences work with a competitor business.

**Performance Share Plan ("PSP")**
The PSP was approved by shareholders at the 2005 Annual General Meeting ("AGM") to replace the Incentive Share Option Plan ("ISOP") scheme. Performance shares are 'free' BBPLC shares for which no exercise price is payable and which qualify for dividends. Performance share awards are communicated to participants as an initial allocation. BBPLC's performance over a three-year period determines the final number of shares that may be released to participants.

In addition, options remain outstanding under the following closed schemes.

**Incentive Share Option Plan ("ISOP")**
The ISOP was open by invitation to the employees and Directors of BBPLC. Options are granted at the market price at the date of grant calculated in accordance with the rules of the ISOP, and are normally exercisable between three and ten years from that date. The final number of shares over which the option may be exercised is determined by reference to set performance criteria. The number of shares under option represents the maximum possible number that may be exercised.

**Executive Share Option Scheme ("ESOS")**
The ESOS is a long-term incentive scheme and was available by invitation to certain senior executives of BBPLC with grants usually made annually. Options were issued at the market price at the date of the grant without any discount, calculated in accordance with the rules of the ESOS,

and are normally exercisable between three and ten years from that date. No further awards are made under ESOS.

The weighted average fair value of options and shares granted during the year at the measurement date are $12.51 and $14.01 for the ESAS and PSP plans, respectively.

The fair value of the PSP is calculated at the date of grant using an appropriate valuation model such as Black-Scholes or Monte Carlo. The ESAS plan is a nil cost award on which performance conditions are substantially fulfilled at the grant date. Consequently, the fair values of these awards are based on market value at that date.

The significant weighted average assumptions used to estimate the fair value of the options granted in 2006 for the PSP are as follows:

| | |
|---|---|
| Weighted average share price | $ 12.51 |
| Expected/implied volatility | 25% |
| Expected option life | 3 years |

Implied volatility and dividend yield on the date of the grant have been used as inputs into the respective valuation model. The LIBOR interest rate curve has been used to derive a risk-free discount rate.

The expected dividends for all schemes are assumed to grow in line with the expected increases in share prices for the industry sector until exercise.

## 18. Regulatory Requirements

The Company is a registered securities broker-dealer and FCM and, accordingly, is subject to Rule 15c3-1 of the Securities and Exchange Commission ("SEC") and Rule 1.17 of the Commodity Futures Trading Commission ("CFTC"), which specify uniform minimum net capital requirements, as defined, for their registrants. The Company has elected to operate under the alternative method for determining minimum net capital, under which the Company is required to maintain minimum net capital, as defined, of the greater of $250,000 or 2% of aggregate debit items. Additionally, the CFTC requires that an FCM maintain capital of the greater of 8% of customer maintenance margin requirements plus 4% of non-customer maintenance margin requirements, as defined, or $250,000. At December 31, 2006, the Company had net capital of $853,395,000, which was $573,972,000 excess of the amount required of $279,423,000.

In accordance with the SEC's No Action Letter dated November 3, 1998, the Company has elected to compute a reserve requirement for PAIB. The PAIB calculation is completed for a correspondent firm that uses the Company as its clearing broker-dealer in order to classify its assets held by the Company as allowable assets in their net capital calculation. At December 31, 2006, the Company had a reserve requirement for PAIB of $11,793,000 and had deposits of $13,662,000.

As this accompanying consolidated statement of financial condition includes the accounts of the Company and its Subsidiaries, the amounts differ from those included in the Company's unaudited Form X-17a-5 Part II report, as amended, filed with the SEC ("FOCUS"). The following summarizes the assets and liabilities of the Subsidiaries included in the consolidated statement of financial condition, but not consolidated in the Company's FOCUS (in thousands):

| | |
|---|---|
| Assets | $ 579,115 |
| Liabilities | 579,115 |
| Net worth | $ - |




END